RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Regd. Office : H-Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 022 30386286
Fax: +91 022 30376622



Exemption File No.82 - 35005

1st September, 2006

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirement under the Listing Agreement executed with them.

(1) A letter dated 31st August, 2006 accompanied with copy of the Limited Review Report for the quarter and six months ended 30th June, 2006 issued by the Auditors of the Company in terms of Clause 41 of the Listing Agreement executed with the Stock Exchanges in India.

(2) A letter dated 1st September, 2006 accompanied with disclosure as required under Regulation 7(3) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997.

Copies of the above letters are enclosed herewith for information and records.

Very truly yours
For Reliance Communications Limited



Hasit Shukla
Company Secretary



Encl: As above.

Copy to: Yusuf Safdari
Greenberg Traurig LLP

82-35005

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Regd. Office : H-Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 022 30386286
Fax: +91 022 30376622

August 31, 2006

Shri S. Subramanian
DCS – CRD
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sirs,

Sub: **Limited Review Report for the quarter and six month ended 30th June, 2006**

Further to our letter dated 31st July 2006, we enclose a copy of the Limited Review Report for the quarter and six month ended 30th June 2006, issued by the Auditors of the Company in terms of Clause 41 of the Listing Agreement.

Kindly acknowledge receipt of the same.

Thanking You.

Yours faithfully
For Reliance Communications Limited



Hasit Shukla
Company Secretary

Encl: As above.

82-35005

RSM & Co.

Chartered Accountants

Limited Review Report
to the Board of Directors of
Reliance Communications Limited

1. We have reviewed the accompanying Statement of "Unaudited Financial Results for the quarter and six month ended June 30, 2006" ("The Statement") in which are incorporated the results for the quarter and six months ended June 30 2006 ("interim financial information") of **Reliance Communications Limited** (formerly known as Reliance Communication Ventures Limited) ("the Company") prepared by the Company pursuant to Clause 41 of the Listing Agreement with the Stock Exchanges in India. This Statement is the responsibility of the Company's management and has been approved by the Board of Directors.

2. A limited review of interim financial information consists principally of applying analytical procedures for financial data and making inquiries of company personnel responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3. The Company has considered the adverse exchange fluctuation arising on restatement of foreign currency convertible bonds ('bonds') amounting to Rs. 47.51 crore as 'premium' as construed under section 78 of the Companies Act, 1956. The said amount is carried forward to the next quarter to be adjusted in the securities premium account, which account will arise out of the 'Scheme' as stated in note no. 3, becoming effective in the next quarter.

   Alternative view could be that the exchange fluctuation on restatement of bonds, a monetary liability, is to be recognised in profit and loss account.

   We are informed by the Company's management that after consulting necessary expert a final view on the accounting treatment will be adopted.

4. Based on limited review carried out by us of the interim financial information, nothing has come to our attention that causes us to believe that the Statement prepared in accordance with accounting standards and other recognised accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

For RSM & Co.
Chartered Accountants



Vilas Y. Rane
Partner
Membership No. F- 33220

Mumbai July 31, 2006

82-35005

Reliance Communications Limited

(Formerly known as Reliance Communication Ventures Limited)

Reliance Anil Dhirubhai Ambani Group

Regd. Office : H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400710

Unaudited Financial Results for the Quarter and six months ended June 30, 2006

(Rs. in Crore - Except earnings per share)

Sr. No.	Particulars	Quarter ended 30.06.2006	Quarter ended 30.06.2005	Six months ended 30.06.2006	Six months ended 30.06.2005	Year ended 31.12.2005 (Nine Months Audited)
1	Income					
	a) Interest	8.10		66.32		6.79
	b) Rent Income	4.69		8.54		6.47
	c) Profit on sale of Investments	9.20	-	8.54		-
	d) Other Income	0.15		0.30		-
	Total Income	23.14		85.70		13.26
2	Total expenditure					
	a) Staff cost	0.23		0.75		1.11
	b) Advertisement expenses (Rs.5426)	0.00		14.56		-
	c) Postage expenses	2.07		5.21		-
	d) Operating, general and other administration expenses	6.11		8.81		0.56
	e) Interest	-		24.63		-
3	Depreciation	2.05		4.06		2.74
4	Profit / (Loss) before tax (1-2-3)	13.68		29.62		8.85
5	Provision for tax					
	Current tax	5.01		5.28		2.57
	Deferred tax	0.22		0.73		0.63
6	Net profit / (Loss) after tax (4-5)	8.46		23.61		5.65
7	Paid-up share capital					
	Equity shares of Rs.5 each (for 30th June, 2005 Rs. 10 each)	611.57	0.01	611.57	0.01	0.05
8	Reserves excluding revaluation reserves					14 783.43
9	Earnings Per Share					
	Basic (Rs.)	0.07		0.23		849.62
	Diluted (Rs.)	0.07		0.22		0.10
10	Aggregate of Non- Promoter Shareholding					
	Number of shares	70 65 53 787		70 65 53 787		
	Percentage of shareholding	57.77		57.77		

NOTES

1. Figures for the current year (being from January 1, 2006 to March 31, 2007) incorporate the transactions specified in the Scheme of demerger of Reliance Industries Limited, which have been vested with the Company and are therefore not comparable with those of the previous year, which is of the period of nine months. This is the second quarterly financial results of the Company since the listing of the equity shares of the Company at Bombay Stock Exchange and the National Stock Exchange of India Limited with effect from March 6, 2006.

2. Since the Company was in pre-operative stage as at June 30, 2005, profit and loss account was not prepared for that period. Hence, the figures relating to the quarter and six months ended June 30, 2006 are not comparable.

3. The Scheme of Amalgamation and Arrangement for the amalgamation of Reliance Infocomm Limited, Ambani Enterprises Private Limited, Reliance Business Management Private Limited, Formax Commercial Private Limited, Reliance Communications Technologies Limited, Reliance Software Solutions Private Limited, Reliance Communications Solutions Private Limited and Panther Consultants Private Limited and demerger of the Network division of the Reliance Communications Infrastructure Limited with the Company ("Scheme") has been approved by the Hon'ble High Court of Gujarat and the Hon'ble High Court of Judicature at Bombay. Upon effectiveness of the Scheme and allotment of equity shares of the Company as per the Scheme, the paid up equity share capital of the Company will stand increased to 204,46,14 990 shares of Rs. 5 each fully paid-up and Reliance Communications Infrastructure Limited, Reliance Telecom Limited as also Flag Telecom Group Limited, inter alia, will become wholly owned subsidiaries of the Company.


MUMBAI

Exemption File No 82-35005

4 The Company had made allotment of Foreign Currency Convertible Bonds (FCCB) of US $ 500 Million on May 9, 2006 having maturity period of 5 years and 1 day. Each FCCB is convertible into one equity share of the Company at the price of Rs. 480.56 per share, representing a premium of 50% to the closing price of the shares on March 21, 2006. In the event of the FCCBs are fully converted into equity, the equity share capital of the Company would increase by approx. 4.62 crore equity shares of Rs. 5 each. The premium payable on redemption if any, including the loss on conversion of foreign exchange shall be charged to the securities premium account.

5 Five investor complaints pending at the beginning of the quarter stand resolved. One hundred fifteen complaints were received from the investors during the quarter and all the complaints were resolved. No complaint was pending as on June 30, 2006.

6 There are no reportable segment under Accounting Standard 17 (Segment Reporting) issued by The Institute of Chartered Accountants of India.

7 The financial results are in accordance with the standard accounting practices followed by the Company in preparation of its statutory accounts, and have been subjected to "Limited Review" by the Auditors of the Company for the six months ended June 30, 2006.

8 The name of the Company was changed from Reliance Communication Ventures Limited to Reliance Communications Limited w.e.f. June 7, 2006.

9 After review by the Audit Committee, the Board of Directors of the Company took the above results on record at their meeting held on July 31, 2006.

For Reliance Communications Limited

Anil Dhirubhai Ambani
Chairman

Place: Mumbai
Date: July 31, 2006

R S M & CO. CHARTERED ACCOUNTANTS MUMBAI

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Regd. Office : H-Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 022 30386286
Fax: +91 022 30376622

September 1, 2006

Shri S. Subramanian
DCS – CRD
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sirs,

Sub: **Disclosures under Regulation 7(3)**

We have received on August 25, 2006 a disclosure from Shri Anil D. Ambani, stated to be under Regulation 7(1A) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 (the "Regulations"). We enclose herewith the disclosures as required under Regulation 7(3) of the Regulations, with respect to the disclosures received.

Kindly acknowledge the receipt of the same.

Yours faithfully

For **Reliance Communications Limited**



Hasit Shukla
Company Secretary

Encl: a/a

FORMAT FOR DISCLOSURE OF DETAILS OF ACQUISITION TO STOCK EXCHANGES BY TARGET COMPANY, IN TERMS OF REGULATION 7(3) OF SEBI (SUBSTANTIAL ACQUISITION OF SHARES AND TAKEOVERS) REGULATIONS, 1997

Name of the Target company	Reliance Communications Limited	
Date of reporting	01.09.2006	
Names of the stock exchanges where the shares of the target company are listed	(i) Bombay Stock Exchange Ltd., Mumbai (ii) The National Stock Exchange of India Ltd.	
Details of the acquisition/~~sale~~ received in terms of Reg. 7(1) and 7(1A)		
Names of the acquirers/sellers and PACs with them	Anil D. Ambani, Tina A. Ambani, Jaianmol A. Ambani, Jaianshul A. Ambani, Smt. Kokila D. Ambani, Anadha Enterprise Pvt. Ltd., Bhavan Mercantile Pvt. Ltd., Reliance Innoventures Limited (consequent to amalgamation with AAA Global Business Management Pvt. Ltd.), AAA Communications Pvt. Ltd; Hansdhwani Trading Company Pvt. Ltd. Sonata Investments Ltd., Reliance Capital Ltd, and Reliance General Insurance Company Ltd.	
Date of Acquisition/~~sale~~	Various dates commencing from 23rd June, 2006 upto 24th August, 2006	
Date of receipt of intimation of allotment by acquirer/~~seller~~	25.08.2006	
Mode of acquisition (e.g. open market / public issue / rights issue / preferential allotment / *inter se* transfer etc.)	Open Market.	
Mode of sale (e.g. open market / MOU / off market etc.)	Not Applicable	
Particulars of acquisition / ~~sale~~	Number	% w.r.t. total paid-up capital of Target Company
(a) Shares/Voting rights (VR) of the acquirer / ~~seller~~ before acquisition / ~~sale~~	51,73,20,517	42.29
(b) Shares/ voting rights acquired/~~sold~~	2,50,93,013*	2.05
(c) Shares/VR of the acquirer/seller after acquisition/~~sale~~	**54,24,13,530**	**44.34**
Paid-up capital / total voting capital of the target company before the said acquisition	122,31,30,422 Equity shares of Rs. 5 each.	
Paid-up capital / total voting capital of the target company after the said acquisition	122,3130,422 Equity shares of Rs. 5 each.	

* **The Shares shown as acquired above viz.2,50,93,013 shares (2.05%) includes 1,85,24,177 shares (1.51%) acquired between 23rd June, 2006 and 2nd August, 2006, which was disclosed to you vide our letter dated 10.08.2006.**

Note:

1. The disclosure shall be made within 7 days of receipt of information u/r 7(1) and 7(1A).

For **Reliance Communications Limited**



Hasit Shukla
Company Secretary

Place: Mumbai
Date : 01.09.2006